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                                                                    EXHIBIT 12.2

                                    PUBLIC SERVICE ELECTRIC AND GAS COMPANY
                              COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                               PLUS PREFERRED SECURITIES DIVIDEND REQUIREMENTS


                                               For the
                                                Three
                                               Months
                                                Ended                 For the Years Ended
                                              March 31,                   December 31,
                                              ---------------------------------------------------------
                                              2005   2004    2004    2003     2002     2001     2000
                                              ---------------------------------------------------------
                                                             (Millions, except ratios)
Earnings as Defined in Regulation S-K (A):

Pre-tax Income from Continuing Operations      $204   $219     $592    $376     $320     $324     $994
Fixed Charges                                    86     98      369     397      415      469      462
Preferred Securities Dividends, pre-tax          (2)    (2)      (7)     (7)      (7)      (8)     (15)
                                              ---------------------------------------------------------
Total Earnings
                                               $288   $315     $954    $766     $728     $785   $1,441
                                              =========================================================

Fixed Charges as Defined in
Regulation S-K (B)

Interest Expense                                $84    $96     $362    $390     $406     $458     $444
Interest Factor in Rentals                        -      -        -       -        2        3        3
Preferred Securities Dividends                    1      1        4       4        4        5        9
Adjustment to state Preferred Securities
Dividends on a pre-income tax basis               1      1        3       3        3        3        6
                                              ---------------------------------------------------------
Total Fixed Charges                             $86    $98     $369    $397     $415     $469     $462
                                              =========================================================

Ratio of Earnings to Fixed Charges             3.35   3.21     2.59    1.93     1.75     1.67     3.12
                                              =========================================================


(A) The term "earnings" shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period (b) the actual amount of any preferred securities dividend requirements of majority owned subsidiaries (c) preferred stock dividends which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount and premium expense (c) an estimate of interest implicit in rentals and (d) preferred securities dividend requirements of majority owned subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for PSE&G.